January 11, 2008
VIA U.S. MAIL
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hanover Capital Mortgage Holdings, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed March 16, 2007
Form 10-Q for Quarterly Period Ended
September 30, 2007
Filed November 19, 2007
File No. 001-13417
Dear Mr. Woody:
Per your letter dated December 27, 2007, set forth below are our responses to your comments.
Form 10-K for the year ended December 31, 2006
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Change in Estimate of Fair Value, page F-14
1.	Please provide to us management’s analysis supporting characterization of a change in estimate under SFAS 154. Within your response, please tell us what new information management obtained and why they determined that an error did not exist in prior periods. Additionally, please tell us the facts and circumstances that management believed changing the valuation model again during the third quarter of 2007 was warranted. Lastly, please tell us the effect these facts and circumstances have on management’s original analysis supporting the use of their proprietary method, exclusively.

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

Response:
The securities in which the Company invests, subordinate mortgage-backed securities (“Subordinate MBS”), are individually unique securities that are valued based upon numerous factors and are not traded on an active or quoted market. When Subordinate MBS are sold, bids are solicited from approximately a dozen Wall Street firms, with between 5 and 10 firms submitting bids on each security. Bidders are given several days advance notice of the bid date in order to have sufficient time to develop prices. The Company usually experiences an extremely large disparity in the bids received from the firms.
Prior to the second quarter of 2006, the Company estimated the fair value of its Subordinate MBS by using the lower of estimates obtained from dealer firms that sold the securities and of estimates determined from an internal pricing model. The internal pricing model was based upon market surveys and observable inputs from trading activity. In general, the Company held these securities for only a short period of time before selling the security. The Company believes these estimates were representative of fair value based upon its understanding of the market, the pricing information received from the dealer firms and other information available to it at the time the estimates were performed.
During 2005, the Company shifted its investment strategy to reduce its earnings volatility previously experienced through its reliance on gain-on-sale income and to stabilize its net interest income by increasing the size of its portfolio and holding the individual securities for a longer period of time. As a result, the characteristics of the Company’s Subordinate MBS changed due to increased seasoning and corresponding credit improvement. This change in focus is evidenced by the size of the portfolio at December 31st and the gains recognized during the year for the four years ended December 31, 2006 as shown below (in thousands):

		Gains for Year Ended
Year	Balance at 12/31	December 31,

2006	$154,599	$849
2005	106,967	4,138
2004	54,312	10,362
2003	43,682	10,728
A defining characteristic of the Subordinate MBS owned by the Company is that all unscheduled principal payments on the underlying collateral pool (e.g., mortgage loans) are applied to more senior securities in the issue for an initial period of between three to five years. As an issue seasons, the subordinate securities increase as a percentage of the overall issue since there is not a pro-rata distribution of unscheduled principal among security classes (an exception could occur in the situation where collateral losses have been passed to the subordinate bonds). By holding these securities for a longer period of time, the Company discovered that as a subordinate security’s class size increases as a percentage of the issue, the security’s credit profile improves or “deleverages”.
By the second quarter of 2006, the Company believed it had a sufficient level of sales activity to perform an in-depth analysis, and began to review its fair value estimation process

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

to potentially enhance it for the changing dynamics of its portfolio and the continuing process of obtaining additional information it learned in the market. Through a review of the Company’s historical trading activity, the Company developed an enhanced internal pricing model (an expansion of its existing internal model) that analyzes each individual security based upon its specific prepayment and delinquency attributes and estimates the price the security would bring in a competitive bidding situation. To arrive at a fair value estimate, the model applies current market data, cash flows, and collateral data in determining prices. The seasoning of the securities and the need to evaluate the underlying mortgages collateralizing the securities is essential in determining fair market value. Specifically, the enhanced model determines implicit credit rating reallocations.
For validation purposes, the results of the enhanced internal pricing model were compared to the sales prices received on 233 Subordinate MBS sales that occurred between January 1, 2004 and June 30, 2006. The ratio of the enhanced internal pricing model price to the sales price was greater than 98% on average. The enhanced internal pricing model was a more accurate indicator of the ultimate sales price than the estimates of fair value obtained from the dealer firms and the Company’s original internal model. Through this process, the Company discovered the estimates obtained from dealer firms (marks, not bids) were not as accurate as originally believed and were consistently on the low side of the highest sale bids obtained for actual sales.
As a result of these factors and new and additional information, the Company changed the fair value estimation process to exclusively utilize its enhanced internal pricing model. The Company believes this change in process is a change in estimate under Statement of Financial Accounting Standards (“SFAS”) No. 154 “Accounting Changes and Error Corrections” and has applied this change prospectively.
During the third quarter of 2007, due to unprecedented disruptions in the secondary mortgage markets, virtually all trading of Subordinate MBS for all market participants ceased. The fair value estimation process became much more difficult due to the lack of market data to use as a comparison or bench-mark. In addition, the Company had very little trading activity of its own during the second and third quarter of 2007 (two sales in the second quarter and no sales in the third quarter). While the Company’s enhanced internal pricing model may still be representative of fair value, the Company was unable to verify whether the pricing assumptions, including the deleverage assumption, in its enhanced internal pricing model were still valid. The Company had concerns about the prospective accuracy of this model in an illiquid market and wanted to obtain more current market inputs to estimate the fair value of its Subordinate MBS as of September 30, 2007.
The Company evaluated the pricing service offered by a third-party pricing firm and determined this service had several aspects of market inputs, some of which were not available to the Company. The third-party pricing service received credit spreads and prepayment speeds on generic collateral from various investment firms and broker / dealers and input as to some trades that have occurred. Pricing is compared to valuations from various investment firms and differences are investigated and verified.

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

Although using the third-party pricing service inputs resulted in a valuation that was approximately $8 million lower than the enhanced internal model, the Company believes that this fair value estimation process is the more accurate indicator of fair value as of September 30, 2007 due to the use of inputs from multiple market participants not otherwise available to the Company. The Company believes this change in process, required by unprecedented changes in the market place, is a change in estimate under SFAS No. 154 and has applied this change prospectively.
Note 4. Mortgage Loans, page F-16
2.	Please explain to us how you accounted for the retirement of the 1999-A CMO and the purchase of the 1999-A mortgage loans. Please reference the authoritative literature relied upon.
Response:
Until June 2005, the collateralized mortgage obligation (“CMO”) named 1999-A was a consolidated Special Purpose Entity (“SPE”) under FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” (revised December 2003) primarily because the Company would absorb a majority of the entity’s expected losses.
Under the securitization agreement, primarily because the carry value of the principal balance of loans fell below 20% of the original issue principal amount, the Company had the right to purchase the assets of the SPE at the greater of par or fair value.
The Company exercised its right to acquire the assets of 1999-A at estimated fair value and paid the trustee. The trustee of the SPE in turn retired the debt obligations in accordance with the terms of the agreements and disbursed the funds. The carry value of the mortgage loan collateral in 1999-A was nearly identical to its fair value.
In accordance with paragraphs 11 and 16 of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, the Company removed the mortgage loan collateral of 1999-A and removed the liabilities of 1999-A. The resultant gain of approximately $149,000, included in Gain on sale of mortgage assets in the Consolidated Statement of Operations for 2005, was the result of removing the related unamortized amounts of asset and debt issuance premiums and discounts, loan loss reserves, and deferred financing costs and receipt of trailing interest and principal payments not previously recorded.
In accordance with paragraph 11 of SFAS No. 140 and SFAS No. 65 “Accounting for Certain Mortgage Banking Activities”, the Company recorded the acquired mortgage loans at fair value under the classification mortgage loans held-for-sale. The acquired mortgage loans were so classified at time of purchase, in accordance with the Company’s policy, until a review of the individual loans was completed (generally three to six months). At the completion of such review, the loans could be sold, grouped into pools, and/or reclassified to other than held-for-sale.

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

In December 2005, the Company pooled approximately one-half of the mortgage loans acquired from the 1999-A CMO and securitized them into a FNMA mortgage-backed security created by the Company.
At December 31, 2005, the Collateral for CMOs represented mortgage loans collateralizing the Company’s CMOs 1999-B and 2000-A. Mortgage loans held for sale consisted of approximately one-half of the loans that had previously collateralized the 1999-A CMO while the remainder of the mortgage loans from the 1999-A CMO were securitized into a FNMA mortgage-backed security classified as held to maturity.
Exhibits 31.1 and 31.2
3.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4. Please revise your certifications in future filings to comply with the Exchange Act Rules.
Response:
The Company will revise all certifications in future filings per your request to ensure compliance with the Exchange Act Rules.
Form 10-Q for the quarterly period ended September 30, 2007
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation
Valuation of Mortgage Securities, page 8
4.	We note management’s use of third parties in various estimation processes, including valuing securities and valuing the Repurchase Right. As these third parties appear to be experts, please name the third parties and provide the appropriate consents.
Response:
The Company did obtain and utilize information from various third parties to assist it in valuing both its Subordinate MBS and also the Repurchase Right. However, the Company did not intend, when referring to such third party information in its Form 10-Q filing, to indicate that the Company relied solely on the information provided by such third parties.

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

Rather, with respect to the valuation of the Subordinate MBS, as more fully described in the Company’s response to Item 1 above, the Company obtained estimated values or marks and other market data from various market sources available to the Company. The third-party pricing service utilized and assimilated inputs from multiple market participants and specifically did not opine on the valuations. The Company, in turn, utilized other available market information to validate the values obtained from the third-party pricing service.
Regarding the valuation of the Repurchase Right, the Company obtained third party values to assist it in corroborating its own internal estimate of such Repurchase Right. While the Company did place reliance on the third party valuation methodology to corroborate the Company’s own estimation, it did not mean to indicate in its Form 10-Q filing that it was solely relying on an expert opinion of value. It should be noted that the value of this Repurchase Right was not included in the Company’s financial statements, but, rather, was primarily utilized to assist the Company in performing its internal REIT tests for tax purposes.
Therefore, the Company does not believe that any third party information rose to the level of an expert opinion of ultimate value that would require such third party to be named and/or would require such third party’s consent. However, to improve its future disclosure, the Company will, in its future filings, remove any references to third parties or language that would infer that the Company was relying upon these third parties as experts.
Note 8. Repurchase Agreements and Other Liabilities, page 14
5.	It appears that the repurchase price will be greater than the sum of $77.9 million liability you have record and the remaining accretion of the debt discount resulting from the common share issuance. Please tell us how you accounted for this difference, and reference the authoritative literature you relied upon.
Response:
On August 10, 2007, the Company entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) (the “MRA”) with RCG PB, Ltd., an affiliate of Ramius Capital Group, LLC (“Ramius”). The Company received total proceeds of approximately $80,933,000 in this transaction, which proceeds were used to repay substantially all of the then outstanding repurchase agreements with other lenders. The obligation is secured by substantially all of the Company’s Subordinate MBS. In connection with this agreement, the Company agreed to repay approximately $84,933,000 to Ramius on August 9, 2008, issued 600,000 shares of the Company’s common stock to Ramius, and granted a right to Ramius to retain all principal payments on the underlying securities during the term of the MRA.
The issuance of the 600,000 shares of the Company’s common stock to Ramius is similar to debt issued with a detachable purchase warrant, even though the purchase price for the common stock is zero. In accordance with APB Opinion No 14, “Accounting for

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

Convertible Debt and Debt Issued with Stock Purchase Warrants”, a portion of the proceeds from the issuance of the debt should be allocated to the common stock and should be recorded as additional paid-in capital. As the common stock issued in this transaction is the same as the Company’s common stock traded on an active exchange, and there is no active or similar market for the debt, the closing price of the Company’s common stock on August 10, 2007 multiplied by 600,000 shares issued is the fair value assigned to the common stock issued in this transaction. The fair value assigned to the debt represents the difference between the proceeds and the fair value assigned to the common stock issuance. The difference between the proceeds assigned to the debt and the repayment obligation of approximately $84,933,000 is recorded as debt discount.
The principal payments retained by Ramius during the term of the MRA are an additional right issued by the Company in connection with issuing the debt. In accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, the right to retain the principal payments granted to Ramius by the Company should be recorded at its fair value, with the offset recorded as a discount on the debt. The total fair value of the principal payments was estimated at the date of the transaction and was derived from the loss-adjusted estimated cash flows used in the calculation of the effective interest for the Company’s subordinate mortgage-backed securities.
The total debt discount discussed above is approximately $8,200,000 and is being amortized to interest expense using the effective interest method over the term of the MRA. The amortized debt discount of approximately $7,059,000 at September 30, 2007 is recorded as a reduction of the gross repayment obligation of approximately $84,933,000, resulting in the repurchase agreement balance of $77,874,000 reported in the Company’s Form 10-Q for the quarter ended September 30, 2007.
Exhibits 31.1 and 31.2
6.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) and you have removed the word “internal” from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.
Response:
The Company will revise all certifications in future filings per your request to ensure compliance with the Exchange Act Rules.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Kevin Woody
United States Securities and Exchange Commission
January 11, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Harold F. McElraft
Harold F. McElraft
Chief Financial Officer and Treasurer

HFM/kd